Exhibit 99.1

CANOPY GROWTH PARTNERS WITH ONTARIO LONG TERM CARE ASSOCIATION TO DEVELOP MEDICAL CANNABIS PILOT STUDY FOR SENIORS

Study will be one of the world’s first and largest medical cannabis pilot programs in the LTC space, registering as many as 500 residents

October 3rd, 2018

Smiths Falls & Toronto, ON - Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce that its wholly owned subsidiary, Spectrum Cannabis has partnered with the Ontario Long Term Care Association (OLTCA) by way of an unrestricted educational grant to pursue the development and implementation of a long-term care (LTC) medical cannabis pilot study and care pathway for utilization in Ontario long term care homes. The six-month pilot aims to measure how medical cannabis use can potentially displace other, less-desirable therapeutics for both pain and cognitive function for residents in a select group of homes.

Development and implementation of the pilot will be coordinated by the OLTCA with Canopy Growth providing all product from its Spectrum Cannabis brand. Key components of the four phase program include: the initial recruiting of long-term care homes; identifying physicians to create a care pathway for the use of medical cannabis in LTC; providing education tools for front line staff and clinicians delivering care to residents; evaluating quality of life, clinical outcomes, caregiver stress and the economic and humanistic benefit of cannabis adoption for residents and ultimately, presenting the findings of the study. This will be one of the world’s first and largest medical cannabis pilot programs in the long-term care space and will register as many as 500 residents and follow them over the course of care.

“There is clearly an interest in the long-term care space to explore medical cannabis as an alternative to traditional medications for pain and degenerative cognitive function,” commented Mark Zekulin, President & Co-CEO, Canopy Growth. “The pilot study we’ve announced today is the first step in developing an evidence-based, best practice approach to medical cannabis that will result in consistent care for thousands of seniors and ultimately improve quality of life and outcomes in long-term care homes.”

The project will utilize a quality-improvement framework similar to that developed for the OMNI Diabetes Protocol (winner of the OLTCA Quality Improvement Innovation of the Year and now adopted as the provincial standard for diabetes care). This same approach has been used to develop care pathways for COPD, influenza, stroke prevention and spasticity, delivering exceptional outcomes each time, while ensuring the approach is truly interdisciplinary.

“Medical cannabis is currently prescribed for residents as appropriate, but it’s still an emerging area,” says Candace Chartier, CEO, Ontario Long Term Care Association. “Through this partnership and pilot study, we hope to provide more clarity to long-term care clinicians and frontline staff about the use of medical cannabis for residents.”

Today’s announcement aligns with Canopy Growth’s continued focus through Spectrum Cannabis to provide seniors with access to medical cannabis as well as education on its potential benefits and applications. Most recently, Spectrum Cannabis was named the preferred education partner and supplier of choice of medical cannabis for Centric Health and the seniors that it serves both in long-term care and retirement residences, as well as seniors living in the community.

SpectrumCannabis.com

@SpectrumCann

Exhibit 99.1

Spectrum Cannabis: Medical Cannabis. Simplified.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties across the globe. Canopy Growth operates over a dozen licensed cannabis production sites globally with over 3.2 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

With operations spanning 11 countries across five continents, the Company is proudly dedicated to educating healthcare practitioners, advancing the public discourse surrounding cannabis, and conducting robust clinical research in cannabinoid-based animal and human medicines. The Company has also established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few.

Built on a proud history of firsts, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

About Ontario Long Term Care Association

The Ontario Long Term Care Association is the largest association of long-term care providers in Canada and the only association that represents the full mix of long-term care operators – private, not-for-profit, charitable, and municipal. We represent nearly 70% of Ontario’s 630 long-term care homes, located in communities across the province. Our members provide care and accommodation services to more than 70,000 residents annually.

SpectrumCannabis.com

@SpectrumCann

Exhibit 99.1

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include “medical cannabis use can potentially displace other, potentially less-desirable therapeutics for both pain and cognitive function, will register as many as 500 residents, will utilize a quality-improvement framework similar to that developed for the OMNI Diabetes Protocol”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including: recruitment of participants in the pilot, product supply, senior access to cannabis, and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SpectrumCannabis.com

@SpectrumCann